As filed with the Securities and Exchange Commission on April 1, 2019

333-226811

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

Check appropriate box or boxes)

TP FLEXIBLE INCOME FUND, INC.

(Exact Name of Registrant as Specified in Charter)

10 East 40th Street, 42nd Floor

New York, New York 10016

(Address of Principal Executive Offices)

Telephone Number: (212) 448-0702

(Area Code and Telephone Number)

Kristin Van Dask

Chief Financial Officer

TP Flexible Income Fund, Inc.

10 East 40th Street, 42nd Floor

New York, New York 10016

(Name and Address of Agent for Service)

Copy to:

Steven B. Boehm, Esq.

Cynthia R. Beyea, Esq.

Eversheds Sutherland (US) LLP

700 Sixth St., NW, Suite 700

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

Approximate Date of Proposed Public Offering: As soon as practicable as after this registration statement becomes effective and upon completion of the Merger described in the enclosed document.

Calculation of Registration Fee

under the Securities Act of 1933:

Title of Securities Being Registered	Amount Being Registered (1)	Proposed Maximum Offering Price per Share of Common Stock	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee(3)(4)
Class A Common Stock, $0.001 par value per share	830,200 shares	N/A	$9,455,978.00	$1,146.06

(1)	The number of shares to be registered represents the maximum number of shares of Class A common stock, $0.001 par value per share, of Triton Pacific Investment Corporation, Inc. (“TPIC”) to be issuable pursuant to the Merger Agreement (as defined and described herein) based on the product of (i) the number of shares of common stock of Pathway Capital Opportunity Fund, Inc. (“PWAY”) outstanding as of September 30, 2018, and (ii) the exchange ratios of shares of TPIC Class A common stock for each share of PWAY common stock, as set forth in the Merger Agreement and described herein. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee and calculated pursuant to Rule 457(f)(2) under the Securities Act and based on the book values of the shares of TPIC common stock described in footnote (1) above as of September 30, 2018, the latest practicable date.
(3)	Based on a rate of $121.20 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-226811) of TP Flexible Income Fund, Inc. (formerly known as Triton Pacific Investment Corporation, Inc.) (as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 15.	Indemnification.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. TPIC’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Maryland law requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

TPIC’s charter authorizes it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate TPIC to indemnify any present or former director or officer or any individual who, while a director or officer and at TPIC’s request, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. TPIC’s bylaws obligate it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and at TPIC’s request, serves or has served as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise, or (iii) its investment adviser or any of its affiliates acting as an agent of TPIC, and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. TPIC’s charter and bylaws also permit it to indemnify and advance expenses to any person who served a predecessor of TPIC in any of the capacities described above and any of TPIC’s employees or agents or any employees or agents of TPIC’s predecessor. In accordance with the 1940 Act, TPIC will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Notwithstanding the foregoing, and in accordance with guidelines adopted by the North American Securities Administrators Association, TPIC’s bylaws prohibit it from indemnifying or holding harmless an officer, director, employee, controlling person and any other person or entity acting as TPIC’s agent (which would include, without limitation, TPIC’s investment adviser and its affiliates) unless each of the following conditions are met: (1) TPIC has determined, in good faith, that the course of conduct that caused the loss or liability was in TPIC’s best interest; (2) TPIC has determined, in good faith, that the party seeking indemnification was acting or performing services on TPIC’s behalf; (3) TPIC has determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is TPIC’s investment adviser, any of its affiliates, or any officer of TPIC, TPIC’s investment adviser or an affiliate of TPIC’s investment adviser, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of TPIC, TPIC’s investment adviser or an affiliate of TPIC’s investment adviser); and (4) such indemnification or agreement to hold harmless is recoverable only out of TPIC’s net assets and not from TPIC’s stockholders.

In addition to the indemnification provided for in TPIC’s bylaws, TPIC has entered into indemnification agreements with each of its current directors and certain of its officers and TPIC intends to enter into indemnification agreements with each of its future directors and certain of its officers. The indemnification agreements attempt to provide these directors and officers the maximum indemnification permitted under Maryland law and the 1940 Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director or officer of TPIC in any action or proceeding arising out of the performance of such person’s services as a present or former director or officer of TPIC.

TPIC’s existing investment advisory agreement and administration agreement provide that, absent willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their duties and obligations, the TPIC Investment Adviser and the TPIC Administrator and their officers, manager, partners, agents, employees, controlling persons, members and any other person or entity affiliated with them are entitled to indemnification from TPIC for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the TPIC Investment Adviser’s and the TPIC Administrator’s services under TPIC’s existing investment advisory agreement or administration agreement or otherwise as investment adviser or administrator for TPIC.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of TPIC pursuant to the foregoing provisions, or otherwise, TPIC has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by TPIC of expenses incurred or paid by a director, officer or controlling person of TPIC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, TPIC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits.

(1)(a)	Fourth Articles of Amendment and Restatement of the Registrant (Incorporated by Reference to Exhibit 2(a) to the Registrant’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-174873), filed on November 1, 2013)

(1)(b)	Articles Supplementary (Incorporated by Reference to Exhibit (a)(1) to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-206730), filed on March 3, 2016)

(1)(c)	Articles of Merger of the Registrant (Incorporated by Reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)

(2)(a)	Amended and Restated Bylaws of the Registrant (Incorporated by Reference to Exhibit 2(b) to the Registrant’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-174873), filed on March 15, 2013)

2(b)	Amendment No. 1 to Amended and Restated Bylaws of the Registrant (Incorporated by Reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)

(3)	Not applicable

(4)(a)	Agreement and Plan of Merger, dated August 10, 2018, between the Registrant and Pathway Capital Opportunity Fund, Inc. (Incorporated by Reference to Exhibit 4 to the Registrant’s Registration Statement on Form N-14 (File No. 333-226811), filed on August 13, 2018)

(4)(b)	Amended and Restated Agreement and Plan of Merger, dated February 12, 2019, between the Registrant and Pathway Capital Opportunity Fund, Inc. (Incorporated by Reference to Exhibit 4(b) to the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 (File No. 333-226811), filed on February 13, 2019)

(5)	Form of Subscription Agreement (Incorporated by Reference to Appendix A to the Registrant’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-206730), filed on June 22, 2018.

(6)(a)	Investment Adviser Agreement, dated as of October 12, 2012, between the Registrant and Triton Pacific Adviser, LLC (Incorporated by Reference to Exhibit 2(g) to the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-174873), filed on January 7, 2013)

(6)(b)	Investment Sub-Advisory Agreement, dated as of July 24, 2014, among Triton Pacific Adviser, LLC, ZAIS Group, LLC and the Registrant (Incorporated by Reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00908) filed on July 30, 2014)

(6)(c)	Investment Advisory Agreement, by and between TP Flexible Income Fund, Inc. and Prospect Flexible Income Management, LLC (Incorporated by Reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)

(7)(a)	Dealer Manager Agreement, among the Registrant, Triton Pacific Adviser, LLC and Triton Pacific Securities, LLC (Incorporated by Reference to Exhibit 2(h) to the Registrant’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-206730), filed on April 3, 2017)

(7)(b)	Amended and Restated Dealer Manager Agreement, by and between TP Flexible Income Fund, Inc. and Triton Pacific Securities, LLC (Incorporated by Reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)

(8)	Not applicable

(9)	Global Custody Agreement, dated as of March 7, 2014, between the Registrant and The Bank of New York Mellon Trust Company, National Association (Incorporated by Reference to Exhibit 2(j) to the Registrant’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-206730), filed on April 3, 2017)

(10)	Not applicable

(11)	Opinion and Consent of Nelson Mullins Riley & Scarborough LLP (Incorporated by Reference to Exhibit 11 to the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 (File No. 333-226811), filed on February 13, 2019)

(12)	Tax Opinions and Consent of Eversheds Sutherland (US) LLP*

(13)(a)	Administration Agreement, dated as of July 27, 2012, between the Registrant and TFA Associates, LLC (Incorporated by Reference to Exhibit 2(k)(1) to the Registrant’s Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-174873), filed on August 20, 2012)

(13)(b)	Administration Agreement, by and between TP Flexible Income Fund, Inc. and Prospect Administration LLC (Incorporated by Reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)

(13)(c)	Indemnification Agreement, dated as of November 17, 2014, between the Registrant and Triton Pacific Adviser, LLC (Incorporated by Reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00908), filed on November 19, 2014)

(13)(d)	Distribution Reinvestment Plan, dated April 1, 2012 (Incorporated by Reference to the Registrant’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-174873), filed on July 8, 2013)

(13)(e)	Trademark License Agreement, dated June 2011, between the Registrant and Triton Pacific Group, Inc. (Incorporated by Reference to Exhibit 2(k) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174873), filed on June 14, 2011)

(13)(f)	Expense Limitation Agreement, by and between TP Flexible Income Fund, Inc. and Prospect Flexible Income Management, LLC (Incorporated by Reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)

(14)(a)	Consent of FGMK, LLC, independent registered public accounting firm for the Registrant (Incorporated by Reference to Exhibit 14(a) to the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 (File No. 333-226811), filed on February 13, 2019)

(14)(b)

Consent of BDO USA, LLP, independent registered public accounting firm for Pathway Capital Opportunity Fund, Inc. (Incorporated by Reference to Exhibit 14(b) to the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 (File No. 333-226811), filed on February 13, 2019)

(15)	Not applicable

(16)	Not applicable

(17)(a)	Form of Proxy Card of Triton Pacific Investment Corporation, Inc. (Incorporated by Reference to Exhibit 17(a) to the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 (File No. 333-226811), filed on February 13, 2019)

(17)(b)	Form of Proxy Card of Pathway Capital Opportunity Fund, Inc. (Incorporated by Reference to Exhibit 17(b) to the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 (File No. 333-226811), filed on February 13, 2019)

*	Filed herewith.

Item 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of New York and State of New York, on the 1st day of April, 2019.

TP FLEXIBLE INCOME FUND, INC.

By:	/s/ M. GREIR ELIASEK
M. Grier Eliasek Chief Executive Officer and Chairman of the Board of Directors

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ M. GREIR ELIASEK M. Grier Eliasek	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	April 1, 2019

/s/ KRISTIN VAN DASK Kristin Van Dask	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	April 1, 2019

/s/ ANDREW COOPER Andrew Coper	Director	April 1, 2019

/s/ CRAIG FAGGEN /s/ Craig Faggen	Director	April 1, 2019

/s/ WILLIAM GREMP William Gremp	Director	April 1, 2019

/s/ EUGENE STARK Eugene Stark	Director	April 1, 2019